

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-Mail
Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

>   **Re: TYG Solutions Corp.**
>   **Amendment No 1. to Registration Statement on Form S-1**
>   **Filed December 15, 2014**
>   **File No. 333-198284**

Dear Mr. Barmatz:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated September 17, 2014.

General

1.   We note your response to prior comment 2 and it remains unclear whether you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, you have not persuaded us that you have more than nominal operations and we note that your assets are nominal. It appears that the very limited operational activities you have conducted to date may be nominal. We note that that significant steps must be taken to both develop your proposed product and to commence the operations of your proposed app development business. Please revise your disclosure to state that you are a shell company, and provide an appropriate risk factor addressing the impact on the company, and potential investors. Alternatively, in your response letter, provide a detailed breakdown of the transactions that led to the $24,732 of expenses you incurred during the nine months ended September 30, 2014. We note your disclosure that these expenditures consisted of consulting and website development and professional fees. The portion of these expenses that was operational and the nature of the activities the expenses funded is unclear.

2.   Ensure that your amended filing includes a copy marked to show changes from this filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Marked copies in HTML format that show changes within paragraphs help to facilitate the processing of your filings.

Prospectus Summary

Summary Financial Information, page 6

3.   Your disclosure on this page that your fiscal year end is June 30 is inconsistent with your disclosure elsewhere in the filing. Please revise or advise.

Risk Factors

Risks Related to Our Business

If we are not able to implement the requirements of Section 404…, page 12

4.   Please revise to disclose, if accurate, that your obligation to evaluate the effectiveness of your internal controls over financial reporting will begin with your annual report for the fiscal year 2015.

Description of Business

Overview, page 19

5.   We have reviewed your response to prior comment 3. Please revise to prominently state that there can be no assurances that your efforts to develop the proposed app will succeed, or that you will be able to successfully market the proposed app, if developed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our business plan within 12 months is outlined below, page 24

6.   We note your response to prior comment 9. Please revise to expand the discussion of your business plan to provide an estimated time frame and the anticipated costs for implementing each stage of your business plan. For example, tell us when you anticipate developing your website, attending conferences and other steps you intend to take to market your company.

Liquidity and Capital Resources, page 25

7.   Please incorporate your response to prior comment 10 in the disclosure within the Liquidity and Capital Resources section.

Directors, Executive Officers, Promoters and Control Persons, page 26

8.   We note your response to prior comment 12. Please revise to disclose the name of the corporation or other organization by whom Mr. Gabay has been employed as a travel agent since 2009.

9.   We note your response to prior comment 13. To the extent you continue to characterize Mr. Barmatz's experience with developing applications as "extensive," please revise to provide more specific support for the use of this description of his experience. Also, please quantify the number of applications Mr. Barmatz has developed.

Executive Compensation

Summary Compensation Table, page 27

10.   Please revise to provide the applicable disclosure required by Item 402(l) for the fiscal year 2014.

Financial Statements

11.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibits

12.   Several of your exhibits, including Exhibits 3.1, 5.1, 10.1, and 23.2 appear to be separate images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs for

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via-Email
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC